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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3204 Beverly Drive
(No. and Street)

Dallas, (City) Texas (State) 75205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin, President (214) 272-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/16

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY ELIZABETH IVANOFF
Notary Public
STATE OF TEXAS
My Comm. Exp. Jan. 26, 2013

Signature

President
Title

Amy Elizabeth Ivanoff
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1-FR-IB (Part A) | 0005 | OMB No. 3038-0024

Name of Company: Millennium Wave Securities, LLC [0010]	Employer ID No: 75-2839862 [0020]	NFA ID No: 37626 [0030]
Address of Principal Place of Business: 3204 Beverly Drive	Person to Contact Concerning This Report: John F. Mauldin [0040]	
Dallas, TX 75205 [0050]	Telephone No: (817) 794-0669 [0060]	

1. Report for the period beginning January 1, 2010 [0070] and ending December 31, 2010 [0080]

2. Type of report: [0090] [X] Certified [ ] Regular quarterly/semiannual

   [ ] Special call by: ____________ [ ] Other -- Identify: ____________

3. Check whether [0095] [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 16th day of February, 2011

Manual signature [signature]

Type or print name John F. Mauldin

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title Member & President

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

MILLENNIUM WAVE SECURITIES, LLC

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Millennium Wave Securities, LLC

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information also required by regulations of the Commodity Futures Trading Commission. The NFA Supplemental Schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2011

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
Cash	$	70,070
Referral fees receivable		133,512
Total assets	$	203,582
LIABILITIES		
Accounts payable and accrued expenses	$	5,400
MEMBERS' CAPITAL		
Managing Member		198,182
Non-managing Member		0
Total members' capital		198,182
Total liabilities and members' capital	$	203,582

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUE	
Referral fees	$ 1,262,049
Interest income	280
Total revenue	1,262,329
EXPENSES	
Office services fee	41,539
Regulatory fees and expenses	19,624
Professional fees	28,219
Other expenses	5,774
Total expenses	95,156
NET INCOME	$ 1,167,173

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2010

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2009	$ 134,009	$ 0	$ 134,009
Net income for the year ended December 31, 2010	1,167,173	0	1,167,173
Distributions	(1,103,000)	0	(1,103,000)
Balances at December 31, 2010	$ 198,182	$ 0	$ 198,182

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from (for) operating activities:		
Net income	$	1,167,173
Decrease in accounts payable and accrued expenses		(365)
Increase in referral fees receivable		(65,263)
Decrease in interest receivable		64
Net cash from operating activities		1,101,609
Cash flows (for) financing activities:		
Distributions to Managing Member		(1,103,000)
Net decrease in cash and equivalents		(1,391)
Cash and equivalents - beginning of year		71,461
Cash - end of year	$	70,070
Supplemental cash flow information:		
Texas Franchise Tax paid	$	5,402

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Millennium Wave Securities, LLC (the Company) is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the Commodity Futures Trading Commission as an Introducing Broker, Commodity Pool Operator, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing Member of the Company is John F. Mauldin.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Actual results could differ from those estimates.

C. Cash and Equivalents

Cash and equivalents include all cash and certificates of deposit held at a banking institution. At times, these balances may be in excess of federally insured limits.

D. Referral Fees

Referral fees are fees earned from unaffiliated broker dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned.

E. Income Taxes

As a limited liability company, the Company prepares and files calendar year U.S. and applicable state information tax returns and reports to its members their allocable shares of the Company's taxable income. The 2007 through 2010 tax years generally remain subject to examination by U.S. federal and applicable state tax authorities.

The Company applies the provisions of Codification Topics 740, *Income Taxes*; and 835, *Interest*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Managing Member has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2010.

Although the Company is not subject to federal income tax at the Company level, the Company is subject to the Texas Franchise Tax which is a privilege tax imposed on entities organized or doing business in Texas. Such tax is included in other expenses in the statement of operations.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Allocation of Income and Loss

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

Note 2. RELATED PARTY TRANSACTIONS

The Company entered into a Services Agreement with an affiliated company, Mauldin Management Company (MMC), pursuant to which MMC makes available certain facilities and provides for the performance of certain services for the Company, including office space, utilities, staff and certain other general and administrative expenses. In return for such services, the Company pays MMC a monthly Office Services Fee based on the Company's percentage of revenue generated (as defined in the Services Agreement). The Company paid $41,539 to MMC during 2010 for the use of these facilities and for the reimbursement of other shared office expenses.

Note 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2010, the Company had net capital of $64,670, which was $19,670 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 8%.

Note 4. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 5. SUBSEQUENT EVENT

The Company distributed $108,000 to the Managing Member during the period January 1, 2011 through February 25, 2011.

MILLENNIUM WAVE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXHANGE COMMISSION
December 31, 2010

Total members' capital	$	198,182
Deduct items not allowable for net capital Non-allowable assets		(133,512)
Net capital	$	64,670
Minimum net capital required - 6 2/3% of aggregate indebtedness (Note 1, below)	$	360
Minimum regulatory dollar net capital requirement	$	45,000
Net capital shown above	$	64,670
Minimum net capital requirement		45,000
Excess net capital	$	19,670
Total aggregate indebtedness	$	5,400
Percentage of aggregate indebtedness to net capital		8 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Millennium Wave Securities, LLC computation of net capital and required net capital from the the December 31, 2010 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 - Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2010 is as follows:

Total liabilities	$	5,400
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements		0
Aggregate indebtedness	$	5,400

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2010

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Millennium Wave Securities, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices Number of branch offices =	1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C Calculation based on associated persons Number of associated persons =	1	x $3,000 =	$3,000	x $3,600 =	$3,600	x $3,600 =	$3,600
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.			
				Total	$54,000	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$198,182
Ownership equity	$198,182	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	19,670
= Equity Capital	= $198,182	= Required total	$178,512

Equity Capital / Required Total 111.02%

(continued)

See accompanying notes.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2010

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements of Millennium Wave Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) list additional objectives of the practices and procedures listed in the two preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc,. the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2011

MILLENNIUM WAVE SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended December 31, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3204 Beverly Drive
(No. and Street)

Dallas,	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin, President (214) 272-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY ELIZABETH IVANOFF
Notary Public
STATE OF TEXAS
My Comm. Exp. Jan. 26, 2013

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Members
Millennium Wave Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Millennium Wave Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger system, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12 - 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066127 FINRA DEC
MILLENNIUM WAVE SECURITIES LLC 19*19
MILLENNIUM WAVE INVESTMENTS
3204 BEVERLY DR
DALLAS TX 75205-2925

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tiffani Mauldin 214-272-2383

2. A. General Assessment (item 2e from page 2) $ 3155.82

B. Less payment made with SIPC-6 filed (exclude interest) (1508.73)
Ck#4002
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1647.09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC Ck#4010
Total (must be same as F above) $ 1647.09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Millennium Wave Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February 20 11

Compliance / VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1 2010
and ending 12-31 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 1,262,329.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,262,329
2e. General Assessment @ .0025	$ 3,155.82

(to page 1, line 2.A.)